Whatzeatin, Inc. (the "Company") a Wyoming Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Whatzeatin, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
June 20, 2023

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	802	694
Prepaid Expenses	4,500	-
Other	654	654
Total Current Assets	5,956	1,347
Non-current Assets		
Furniture and Leasehold Improvements, net of Accumulated Depreciation	8,911	721
Total Non-Current Assets	8,911	721
TOTAL ASSETS	14,867	2,068
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	17,099	-
Notes Payable - Related Party	62,168	9,236
Total Current Liabilities	79,267	9,236
TOTAL LIABILITIES	79,267	9,236
EQUITY		
Additional Paid in Capital	54,400	44,400
Accumulated Deficit	(118,800)	(51,568)
Total Equity	(64,400)	(7,168)
TOTAL LIABILITIES AND EQUITY	14,867	2,068

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount			
Beginning Balance at 1/1/2021	-	-	-	-	-
Paid-in Capital, net of Distributions		-	44,400	-	44,400
Net Income (Loss)	-		-	(51,568)	(51,568)
Ending Balance 12/31/2021	-	-	44,400	(51,568)	(7,168)
Paid-in Capital, net of Distributions	-	-	10,000	-	10,000
Net Income (Loss)	-		-	(67,232)	(67,232)
Ending Balance 12/31/2022	-	-	54,400	(118,800)	(64,400)

Statement of Operations

	Year Ended December 31,	
	2022	2021
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	2,289	7,765
General and Administrative	30,129	40,405
Rent and Lease	34,433	2,470
Research & Development	1,028	808
Depreciation	1,354	120
Total Operating Expenses	69,232	51,568
Operating Income (loss)	(69,232)	(51,568)
Other Income		
Other	2,000	
Total Other Income	2,000	-
Earnings Before Income Taxes	(67,232)	(51,568)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(67,232)	(51,568)

Statement of Cash Flows

	Year Ended December 31,	
	2022	2021
OPERATING ACTIVITIES		
Net Income (Loss)	(67,232)	(51,568)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	1,354	120
Accounts Payable and Accrued Expenses	17,099	(654)
Prepaids	(4,500)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	13,953	(534)
Net Cash provided by (used in) Operating Activities	(53,280)	(52,101)
INVESTING ACTIVITIES		
Purchase of Furniture & Equipment	(9,544)	(841)
Net Cash provided by (used by) Investing Activities	(9,544)	(841)
FINANCING ACTIVITIES		
Proceeds from Notes Payables - Related Party	52,933	9,236
Proceeds from Paid-in Capital, net of Distributions	10,000	44,400
Net Cash provided by (used in) Financing Activities	62,933	53,636
Cash at the beginning of period	694	-
Net Cash increase (decrease) for period	108	694
Cash at end of period	802	694

Whatzeatin, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Whatzeatin, Inc. ("the Company") was formed in Wyoming on February 1st, 2021. The Company plans to earn revenue using AI, Data Sets, Machine Learning, Conversational Speech, Image and Voice Recognition capabilities and combining them with predictive analytics to help customer base to curate meal ideas, prevent food waste, cut food costs, purchase food and kitchen items all in the Whatz2eat app. The Company's headquarters is in the Greater Los Angeles area of California.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized as equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Furniture	7	9,478	(1,474)	-	8,004
Leasehold Improvements	10	907	(91)	-	907
Grand Total	**-**	**10,385**	**(1,565)**	**-**	**8,911**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Rent and Lease

The Company rented office space in 2021 and 2022 resulting in rent and lease expense of $2,470 and $34,433, respectively. In March of 2023, the lease agreement was terminated, and the Company determined there is currently no need to rent office space. Future minimum lease payments as of December 31st, 2022 are as follows:

Year Ending December 31,	Payment
2023	9,000
2024	-
2025	-
2026	-
2027	-
Thereafter	-

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2022.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and California. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximate its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The founder loaned the Company a total of $62,168 as of December 31st, 2022. The amount does not accrue interest and is due on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

See Note 3 – Related Party Transactions for details of loan from the founder.

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	$62,168
2024	-
2025	-
2026	-
2027	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 15,000,000 common shares with a par value of $0.015 per share. There were no shares issued and outstanding as of 2021 and 2022.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 20, 2023, the date these financial statements were available to be issued.

The Company entered into SAFE agreements totaling $25,000. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified

financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation cap of the agreements entered was $6.5M.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.